Notice To The Reader
The accompanying unaudited interim condensed consolidated financial statements for the three and nine-month periods ended March 31, 2014 (“Interim Financial Statements”) and all information contained in the management's discussion and analysis have been prepared by and are the responsibility of the management of Besra Gold Inc. and its subsidiaries.
The Audit Committee of the Board of Directors, consisting of three members, has reviewed the Interim Financial Statements and related financial reporting matters. The Company's independent auditors, Ernst & Young LLP, Chartered Accountants, have not performed a review of these Interim Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Table Of Contents

Interim Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)	1
Interim Consolidated Statement of Financial Position	2
Interim Consolidated Statement of Changes in Equity	3
Interim Consolidated Statement of Cash Flows	4
Notes to the Interim Financial Statements	5

Interim Financial Statements (Unaudited)
March 31, 2014

Interim Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)
For the three and nine-month periods ended March 31, 2014

		Three months ended		Nine months ended
(US$) (unaudited)	Note	Mar 31, 2014	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013

Sales		4,860,507	19,812,500	38,869,318	60,528,213

Cost of sales		5,643,429	10,747,697	36,979,575	30,385,987
Royalty expense		734,343	1,950,429	4,886,542	6,945,182
Environmental fees		373,147	1,161,028	2,541,473	2,897,552
Corporate and administrative expenses		716,799	1,866,729	3,208,860	5,300,082
Share-based compensation	21	89,266	468,578	425,462	1,734,118
Exploration costs		(12,454)	189,503	301,021	818,370
Depreciation and amortization		1,020,335	4,162,299	8,032,346	14,487,628
Care and maintenance costs		593,132	—	871,915	—
Impairment charges	9-12	2,264,145	—	21,486,198	—
Finance charges	8	2,319,697	(410,857)	7,295,211	5,657,314
		13,741,839	20,135,406	86,028,603	68,226,233

Loss for the period before income tax		(8,881,332)	(322,906)	(47,159,285)	(7,698,020)
Income tax expense		(339,286)	237,735	198,948	1,129,179
Total comprehensive loss for the period		(8,542,046)	(560,641)	(47,358,233)	(8,827,199)

Attributable to:
Equity owners		(7,167,592)	(579,825)	(40,870,829)	(8,955,205)
Non-controlling interest		(1,374,454)	19,184	(6,487,404)	128,006

Loss per share attributable to equity owners
Basic	7	(0.019)	(0.002)	(0.108)	(0.024)
Diluted	7	(0.019)	(0.002)	(0.108)	(0.024)

The accompanying notes are an integral part of these interim financial statements

Besra Gold Inc.	Page 1

Interim Financial Statements (Unaudited)
March 31, 2014

Interim Consolidated Statement of Financial Position
As at March 31, 2014

US$ (unaudited)	Note	Mar 31, 2014	Jun 30, 2013
ASSETS
Current
Cash and cash equivalents	13	485,738	4,062,045
Tax and other receivables	14	2,009,314	1,714,355
Inventories	15	4,433,631	12,224,852
Prepaid expenses		806,595	1,614,240
		7,735,278	19,615,492
Non-current
Property, plant & equipment	9	6,141,125	17,231,269
Deferred exploration expenditure	10	19,607,190	20,955,054
Deferred development expenditure	11	—	6,216,049
Mine properties	12	32,649,168	36,989,031
Other long-term assets		1,243,633	352,603
		59,641,116	81,744,006
TOTAL ASSETS		67,376,394	101,359,498

LIABILITIES
Current
Provisions	16	1,498,407	1,450,071
Tax and trade payables	17	34,062,209	27,429,290
Interest-bearing loans and borrowings	18	8,262,091	6,981,965
Convertible notes	18	7,224,765	5,353,217
		51,047,472	41,214,543
Non-current
Provisions	16	1,940,688	1,404,846
Derivative financial liabilities	19	772,000	882,850
Convertible notes	18	11,258,155	9,803,088
Interest-bearing loans and borrowings	18	18,062,754	16,645,179
Deferred tax liabilities		6,567,342	6,717,486
		38,600,939	35,453,449
TOTAL LIABILITIES		89,648,411	76,667,992

EQUITY
Issued capital and reserves	20	129,784,918	129,390,208
Deficit		(145,228,656)	(104,357,827)
		(15,443,738)	25,032,381
Non-controlling interest		(6,828,279)	(340,875)
TOTAL EQUITY		(22,272,017)	24,691,506

TOTAL LIABILITIES AND EQUITY		67,376,394	101,359,498

Commitments, contingencies and contractual obligations	23

The accompanying notes are an integral part of these interim financial statements

Besra Gold Inc.	Page 2

Interim Financial Statements (Unaudited)
March 31, 2014

Interim Consolidated Statement of Changes in Equity
For the nine months ended March 31, 2014

US$ (unaudited)	Issued Capital	Deficit	Reserves (note 20)	Non-Controlling Interest	Total Equity
Balance at July 1, 2013	135,182,292	(104,357,827)	(5,792,084)	(340,875)	24,691,506
Loss for the period	—	(40,870,829)	—	(6,487,404)	(47,358,233)
Share capital cancelled	(30,752)	—	—	—	(30,752)
Share-based payments (note 21)	—	—	425,462	—	425,462
Balance at March 31, 2014	135,151,540	(145,228,656)	(5,366,622)	(6,828,279)	(22,272,017)

For the nine months ended March 31, 2013

US$ (unaudited)	Issued Capital	Deficit	Reserves (note 20)	Non-Controlling Interest	Total Equity
Balance at July 1, 2012	135,134,697	(81,103,158)	(5,638,890)	2,169,412	50,562,061
(Loss) income for the period	—	(8,955,205)	—	128,006	(8,827,199)
Share capital canceled	(30,752)	—	—	—	(30,752)
Share-based payments (note 21)	—	—	1,734,118	—	1,734,118
Investment in subsidiary	—	—	(1,647,683)	(352,317)	(2,000,000)
Balance at March 31, 2013	135,103,945	(90,058,363)	(5,552,455)	1,945,101	41,438,228

The accompanying notes are an integral part of these interim financial statements

Besra Gold Inc.	Page 3

Interim Financial Statements (Unaudited)
March 31, 2014

Interim Consolidated Statement of Cash Flows
For the three and nine-month periods ended March 31, 2014

	Three months ended		Nine months ended
US$ (unaudited)	Mar 31, 2014	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
OPERATING ACTIVITIES
Loss for the period after tax	(8,542,046)	(560,641)	(47,358,233)	(8,827,199)
Items not affecting cash
Depreciation and amortization	1,020,335	4,162,299	8,032,346	14,487,628
Impairment charges	2,264,145	—	21,486,198	—
Loss on gold loan principal repayment	—	—	—	1,201,507
Loss of disposal of capital assets	—	—	—	10,637
Stock-based compensation expense	89,266	468,578	425,462	1,734,117
Deferred income tax	(387,705)	39,051	59,134	266,467
Deferred issuance costs	—	—	—	3,535,346
Derivatives revaluation	(53,000)	(2,694,750)	(110,850)	(7,573,815)
Interest and accretion of term loans	2,868,367	2,756,056	7,834,980	5,331,299
Unrealized foreign exchange	(701,753)	(411,296)	(1,258,476)	(274,511)
ARO accretion adjustment	34,362	23,451	97,698	84,998
Other non-cash adjustments	—	—	29,499
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	146,175	(705,515)	231,450	50,082
Trade and other payables	2,232,914	271,461	5,431,643	4,980,038
Inventory	915,592	(3,290,739)	7,095,896	(7,425,615)
Cash provided by operating activities	(113,348)	57,955	1,996,747	7,580,979

INVESTING ACTIVITIES
Deferred exploration and development costs	(463,741)	(2,300,448)	(2,996,410)	(7,298,619)
Acquisition of property, plant and equipment	—	(992,752)	(2,001,007)	(2,062,507)
Investment in subsidiary	—	(1,400,000)	(650,000)	(2,000,000)
Cash used in investing activities	(463,741)	(4,693,200)	(5,647,417)	(11,361,126)

FINANCING ACTIVITIES
Repayment of the secured bank loan	(1,188,999)	(1,285,398)	(8,741,470)	(1,746,398)
Proceeds from the secured bank loan	1,308,578	5,000,000	8,811,031	6,744,781
Purchase of shares through share buy-back	—	(30,752)	—	(30,752)
Finance lease payments	—	—	—	(829,712)
Proceeds from options and warrants exercised	—	—	—	—
Cash provided by (used in) financing activities	119,579	3,683,850	69,561	4,137,919
(Decrease) increase in cash during the period	(457,510)	(951,395)	(3,581,109)	357,772
Cash - beginning of the period	939,699	4,723,557	4,062,045	3,397,728
Effect of foreign exchange rate changes on cash	3,549	(7,411)	4,802	9,251
Cash - end of the period	485,738	3,764,751	485,738	3,764,751

Supplemental information
Interest paid	117,297	76,908	379,048	2,549,297
Income taxes paid	—	—	—	511,961

The accompanying notes are an integral part of these interim financial statements

Besra Gold Inc.	Page 4

Notes to the Interim Financial Statements
March 31, 2014

1. Corporate Information
The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) of Besra Gold Inc. (the “Company” or “Besra”) and its subsidiaries (together, the “Group”) for the three and nine-month periods ended March 31, 2014 were authorized for issue in accordance with a resolution of the Company's Audit Committee on May 8, 2014. Besra is a corporation continued under the Canada Business Corporation Act with its registered office located and domiciled in Toronto, Ontario, Canada whose shares are publicly traded on the Toronto Stock Exchange (“TSX”), the Australian Securities Exchange (“ASX”) and the OTCQX Bulletin Board in the United States of America.
The principal activities of the Group are the exploration, development, mining of mineral properties in South East Asia. The Company has four key properties: the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines.
2. Statement of Compliance
These Financial Statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. The Interim Financial Statements do not include all of the information and disclosure required in the annual financial statements, and should therefore be read in conjunction with the annual financial statements for the year ended June 30, 2013, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”).
The Interim Financial Statements are presented in United States (“US”) dollars, which is the Company's functional and the Group's presentation currency.
Where necessary, comparatives have been reclassified to maintain consistency and comparability with current period figures.
3. Material Uncertainly in Relation to Going Concern
During the three and nine-month periods ended March 31, 2014, the Group incurred a net loss of $8,542,046 and $47,358,233, respectively. As at March 31, 2014 the Group's current liabilities exceeded its current assets by $43,312,194 and contractual commitments amounted to $14,569,361. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to resume profitable operations and to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.
These Interim Financial Statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. A going concern basis was assessed using a cashflow forecast for the next 12 months from the date of these financial statements. The forecast includes the following key assumptions and strategies:

•
Renegotiate the agreement with the 9% CAD convertible note holders where the company is in default for payment of principal of CAD$6.3m which was due in March 2014 and the related interest which was due in November 2013 and on maturity in March 2014 in order to extend the settlement date of the notes.

•	Renegotiate the agreement with other convertible note and gold-linked loan holders where the company is in default for payment of interest which was due in November 2013.

•	Restoring production from Vietnam to above 45,000 ounces of gold per annum.

•	The Group being able to successfully negotiate a deferment of royalty and tax payments due to the Vietnam tax department.

•	Receiving settlement of the proceeds from the Vietnam business interruption insurance claim related to the November typhoons.

•	Receiving confirmation of a revised basis of calculating environment fees in Vietnam.

•	The renewal of the existing overdraft facilities with Vietcom Bank and Vietabank in Vietnam.

•	Realizing a gold sale price above US$1,200 per ounce.

•	The need to secure sufficient funds either through debt, equity or asset sales in order to maintain sufficient levels of working capital and to meet its obligations to creditors.

Besra Gold Inc.	Page 5

Notes to the Interim Financial Statements
March 31, 2014

The company is actively pursuing a range of financing and refinancing options.  If the fund raising is not completed by the end of June 2014 Besra’s board may reevaluate continuing operations. No allowance for such circumstances has been made in these Interim Financial Statements.
4. Significant Accounting Judgments, Estimates and Assumptions
The preparation of these Interim Financial Statements for the Group in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the Interim Financial Statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant areas of estimation uncertainty considered by management in preparing the Interim Financial Statements is described in the annual financial statements for the year ended June 30, 2013.
5. Accounting Policies, New Standards and Interpretations
The accounting policies and methods of computation are consistent with those of the annual financial statements for the year ended June 30, 2013 as described in those annual financial statements.
The Company has reviewed new and revised accounting pronouncements that have been issued. There have been no new or amended IFRS or interpretations applicable to the Group which were issued and were effective at July 1, 2013.
6. Segment Analysis
For management purposes, the Group is organized into one business segment and has two reportable segments based on geographic area as follows:

▪	The Company's Vietnamese operations produce doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries.

▪	The Malaysian operation is engaged in the exploration and evaluation of gold properties with an intention to develop them into producing assets.
Management monitors the operating results of its reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss, as well as mine development, and is measured consistently with operating profit or loss in the Financial Statements. However, group financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.
All revenues are transacted via one merchant on behalf of external customers unknown to the Group.

$	Property, plant and equipment	Deferred exploration expenditure	Deferred development expenditure	Mine properties	Other non-current assets	Total non- current assets	Current assets	Liabilities
Mar 31, 2014
Vietnam	5,768,068	3,681,950	—	1,372,731	593,633	11,416,382	7,251,501	39,899,508
Malaysia	201,936	15,925,240	—	31,276,437	650,000	48,053,613	118,109	6,912,141
Other	171,121	—	—	—	—	171,121	365,668	42,836,762
Total	6,141,125	19,607,190	—	32,649,168	1,243,633	59,641,116	7,735,278	89,648,411

Jun 30, 2013
Vietnam	16,466,502	8,060,103	6,216,049	3,438,805	91,003	34,272,462	18,765,947	34,332,131
Malaysia	120,916	14,618,740	—	31,276,437	—	46,016,093	147,995	6,970,128
Other	643,851	—	—	550,000	—	1,193,851	963,150	35,365,733
Total	17,231,269	22,678,843	6,216,049	35,265,242	91,003	81,482,406	19,877,092	76,667,992

Besra Gold Inc.	Page 6

Notes to the Interim Financial Statements
March 31, 2014

	Three months ended				Nine months ended
	Mar 31, 2014		Mar 31, 2013		Mar 31, 2014		Mar 31, 2013
$	Revenue	Segment income (loss) after tax	Revenue	Segment income (loss) after tax	Revenue	Segment income (loss) after tax	Revenue	Segment income (loss) after tax
Vietnam	4,860,507	(7,434,422)	19,812,500	1,451,023	38,869,318	(39,254,240)	60,528,213	4,556,221
Malaysia	—	(48,809)	—	(11,718)	—	(977,117)	—	(50,853)
Other	—	(1,058,815)	—	(1,999,946)	—	(7,126,876)	—	(13,332,567)
Total	4,860,507	(8,542,046)	19,812,500	(560,641)	38,869,318	(47,358,233)	60,528,213	(8,827,199)

7. Earnings Per Share

	Three months ended		Nine months ended
Three months ended	Mar 31, 2014	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
Basic Earnings per Share Attributable to Equity Owners
Loss for the period ($)	(7,167,592)	(579,825)	(40,870,829)	(8,955,205)
Weighted average number of common shares outstanding	378,781,274	378,752,653	378,810,435	378,771,814
Basic Earnings per Share Attributable to Equity Owners ($)	(0.019)	(0.002)	(0.108)	(0.024)

Diluted Earnings per Share Attributable to Equity Owners
Net loss used to calculate diluted earnings per share ($)	(7,167,592)	(579,825)	(40,870,829)	(8,955,205)
Weighted average number of common shares outstanding	378,781,274	378,752,653	378,810,435	378,771,814
Dilutive effect of stock options outstanding ($)	—	110,262	—	116,939
Weighted average number of common shares outstanding used to calculate diluted earnings per share	378,781,274	378,862,915	378,810,435	378,888,753
Diluted loss per share ($)	(0.019)	(0.002)	(0.108)	(0.024)
Basic loss per share is calculated by dividing the net loss for the period attributable to the equity owners of Besra by the weighted average number of common shares outstanding for the period.
Diluted earnings per share is based on basic loss per share adjusted for the potential dilution if share options and warrants are exercised and the convertible notes are converted into common shares.

8. Finance Expenses

	Three months ended		Nine months ended
$	Mar 31, 2014	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
Interest on convertible notes and gold-linked loans	921,941	955,633	2,711,602	3,032,563
Accretion on convertible notes and gold- linked notes	1,535,223	1,389,739	4,467,909	4,302,857
Interest expense, net	576,453	357,228	1,455,865	847,086
Derivative - fair value revaluations	(53,000)	(2,694,750)	(110,850)	(7,573,815)
Foreign exchange gain, net	(691,382)	(418,707)	(1,367,813)	(203,949)
Financing costs	30,462	—	138,498	4,051,065
Gain on gold loan principal repayment	—	—	—	1,201,507
Total	2,319,697	(410,857)	7,295,211	5,657,314

Besra Gold Inc.	Page 7

Notes to the Interim Financial Statements
March 31, 2014

9. Property, Plant and Equipment

$	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
Cost
Balance at July 1, 2013	3,522,005	34,734,453	21,436,075	1,453,918	61,146,451
Additions	—	1,128,072	648,916	1,014,019	2,791,007
Disposals	(11,096)	(582,008)	(12,028)	(43,075)	(648,207)
Reclassifications	465,280	91,854	1,462,208	(2,019,342)	—
Translation adjustments	34	2,029	—	—	2,063
Balance at March 31, 2014	3,976,223	35,374,400	23,535,171	405,520	63,291,314

Accumulated depreciation
Balance at July 1, 2013	(1,928,513)	(18,990,629)	(10,964,649)	—	(31,883,791)
Depreciation charge for the period	(193,204)	(1,915,803)	(1,187,749)	—	(3,296,756)
Disposals	—	549,248	2,022	—	551,270
Translation adjustments	22	(1,727)	—	—	(1,705)
Balance at March 31, 2014	(2,121,695)	(20,358,911)	(12,150,376)	—	(34,630,982)

Impairment provision as at July 1, 2013	(589,065)	(6,669,982)	(4,336,120)	(436,224)	(12,031,391)
Reclassification	(11,560)	(3,110)	(319,254)	333,924	—
Impairment charge	(772,815)	(5,154,220)	(4,399,210)	(189,118)	(10,515,363)
Utilization of provision	—	—	—	27,547	27,547
Impairment provision as at March 31, 2014	(1,373,440)	(11,827,312)	(9,054,584)	(263,871)	(22,519,207)

Net carrying amount
Balance at July 1, 2013	1,004,427	9,073,842	6,135,306	1,017,694	17,231,269
Balance at March 31, 2014	481,088	3,188,177	2,330,211	141,649	6,141,125
Management has assessed indicators of impairment related to the Phuoc Son and Bong Mieu projects and its associated assets and used a discounted cash flow model to calculate the value in use. A preliminary impairment charge in the amount of $10,515,363 was recognized during the quarter ended December 31, 2013 on property, plant and equipment associated with the Bai Dat and Bai Go projects at Phuoc Son and the Nui Kem project at Bong Mieu. The assessment of an exact terminal value amount related to Phuoc Son and Bong Mieu assets will be finalised during the quarter ending June 30, 2014 and an adjustment to the above impairment charge if material will be recorded.
Property, plant and equipment valued at $4.2m related to Phuoc Son subsidiary in Vietnam was pledged as security for two Vietnamese bank loans (Note 18).
10. Deferred Exploration Expenditure

$	Bong Mieu	Phuoc Son	North Borneo Gold	Binh Dinh NZ Gold	Total
Cost
Balance at July 1, 2013	3,682,143	1,870,396	14,618,741	783,774	20,955,054
Additions	—	—	1,306,306	—	1,306,306
Translation adjustment	—	—	—	(2,998)	(2,998)
Balance at March 31, 2014	3,682,143	1,870,396	15,925,047	780,776	22,258,362

Impairment provision as at July 1, 2013	—	—	—	—	—
Impairment charge	—	(1,870,396)	—	(780,776)	(2,651,172)
Impairment provision as at March 31, 2014	—	(1,870,396)	—	(780,776)	(2,651,172)

Net book value
Balance at July 1, 2013	3,682,143	1,870,396	14,618,741	783,774	20,955,054
Balance at March 31, 2014	3,682,143	—	15,925,047	—	19,607,190
During the nine months ended March 31, 2014 $1,870,396 and $780,776 of exploration costs were impaired related to the area outside of current mining license at Phuoc Son and exploration costs incurred by Binh Dinh NZ Gold subsidiary in Vietnam. Management concluded that it would not actively bring those areas into production due to a decreased gold price and an unfavorable tax and regulatory regime in Vietnam.

Besra Gold Inc.	Page 8

Notes to the Interim Financial Statements
March 31, 2014

As the Company did not yet have unencumbered access to the Capcapo property at March 31, 2014, exploration costs incurred to date in respect of this property have been expensed.

11. Deferred Development Expenditure

$	Bong Mieu	Phuoc Son	Total
Cost
Balance at July 1, 2013	18,945,784	25,807,694	44,753,478
Additions	252,277	1,316,306	1,568,583
Balance at March 31, 2014	19,198,061	27,124,000	46,322,061

Accumulated amortization
Balance at July 1, 2013	(8,312,779)	(18,296,257)	(26,609,036)
Amortization for the period	(693,254)	(2,393,605)	(3,086,859)
Balance at March 31, 2014	(9,006,033)	(20,689,862)	(29,695,895)

Impairment provision as at July 1, 2013	(9,066,659)	(2,861,734)	(11,928,393)
Impairment charge	(1,125,369)	(3,572,404)	(4,697,773)
Impairment provision as at March 31, 2014	(10,192,028)	(6,434,138)	(16,626,166)

Net book value
Balance at July 1, 2013	1,566,346	4,649,703	6,216,049
Balance at March 31, 2014	—	—	—
Management has assessed indicators of impairment related to the Phuoc Son and Bong Mieu projects and its associated assets and used a discounted cash flow model to calculate the value in use. The impairment charge incurred during the nine months ended March 31, 2014 in the amount of $4,697,773 related to deferred development costs incurred in Vietnam. $3,572,404 of deferred development costs were impaired related to the core area for the Bai Dat and Bai Go projects at Phuoc Son and $1,125,369 to the the area of Nui Kem project at Bong Mieu.

12. Mine Properties

$	Bong Mieu	Phuoc Son	North Borneo Gold	Binh Dinh NZ Gold Co	GR Enmore	Total
Cost as at July 1, 2013	3,538,813	12,578,772	31,276,437	1,333,333	550,000	49,277,355
Additions	142,536	99,432	—	—	—	241,968
Cost as at March 31, 2014	3,681,349	12,678,204	31,276,437	1,333,333	550,000	49,519,323

Accumulated amortization as at July 1, 2013	(2,130,468)	(7,334,684)	—	—	—	(9,465,152)
Amortization for the period	(39,718)	(920,224)	—	—	—	(959,942)
Accumulated amortization as at March 31, 2014	(2,170,186)	(8,254,908)	—	—	—	(10,425,094)

Impairment provision as at July 1, 2013	(91,070)	(2,732,102)	—	—	—	(2,823,172)
Impairment charge	(47,362)	(1,691,194)	—	(1,333,333)	(550,000)	(3,621,889)
Impairment provision as at March 31, 2014	(138,432)	(4,423,296)	—	(1,333,333)	(550,000)	(6,445,061)

Net book value
Balance at July 1, 2013	1,317,275	2,511,986	31,276,437	1,333,333	550,000	36,989,031
Balance at March 31, 2014	1,372,731	—	31,276,437	—	—	32,649,168

The Company’s exploration and mining licenses related to the above mine properties are of a fixed term. Prior to the expiry of any of its exploration or mining licenses, the Company files applications in the ordinary course to renew those licenses that it deems necessary or advisable for the continued operation of its business.
Bong Mieu Gold Property
The Bong Mieu gold property consists of the Ho Gan open-pit and underground deposits, the Nui Kem underground mine and the Ho Ray -Thac Trang deposit. The Ho Gan underground operation was closed in August 2012 due to low grade. Nui Kem has been in commercial production since 2009. Ho Ray Thac Trang is at the feasibility stage. The property contains multiple gold mineralization zones that are

Besra Gold Inc.	Page 9

Notes to the Interim Financial Statements
March 31, 2014

being explored for additional resources. Management has assessed indicators of impairment related to the Bong Mieu project and its associated assets and used a discounted cash flow model to calculate the value in use. The preliminary impairment charge incurred during the nine months ended March 31, 2014 in the amount of $47,362 related to the Nui Kem project. The assessment of an exact terminal value amount related to Bong Mieu assets will be finalised during the next quarter ending June 30, 2014 and an adjustment to the above impairment charge if material will be recorded.
Phuoc Son Gold Property
The Phuoc Son Gold Project hosts the Dak Sa Shear Zone containing the underground mines, Bai Dat and Bai Go which have been in commercial production since 2009 and 2011, respectively. The process plant, also within the Dak Sa Shear Zone, was brought into commercial production in July 2011. The property contains multiple gold mineralization zones that are being explored for additional resources. Management has assessed indicators of impairment related to the Phuoc Son project and its associated assets and used a discounted cash flow model to calculate the value in use. The impairment charge incurred during the nine month period ended March 31, 2014 in the amount of $1,691,194 related to the Bai Dat and Bai Go projects at Phuoc Son.
Bau Gold Project
The Bau property is a brown-field project, spread over a large geographic area in which the Company is in consortium with a Malaysian company with material Bumiputra interests that owns rights to consolidated mining tenements covering much of the historic Bau Goldfield in Sarawak, East Malaysia. The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340km2 of the most highly prospective ground within the historic Bau Gold Project. The Company has completed the feasibility study for stage 1 and released in January 2014. Besra has agreed to acquire a further 7.94% of North Borneo Gold over the next three years from the Malaysian joint venture partner, bringing the total effective holding to 93.55%.
Capcapo Gold Property
The Capcapo Gold Property is located in Abra Province approximately 80km north of the prolific Baguio-Mankayan Gold District in the Northern Philippines. Besra, in consortium with a Philippine company controlled by Philippines nationals, has an option to acquire up to a 60% interest in the Capcapo Gold Project. Capcapo is a large relatively unexplored project analogous to productive deposits within the nearby Baguio mining district. Ore grade Au-Cu mineralization outcrops at surface and drilling indicates grade increases at depth.
Tien Thuan Gold Property
The Tien Thuan Gold Project lies approximately 50km west of the port city of Quy Nhon in Binh Dinh Province in Southern Vietnam. The project area broadly encompasses about 100km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominately felsic composition. $1,333,333 of mine property costs were impaired related to the Tien Thuan Gold property in Vietnam during the quarter ended December 31, 2013. The management concluded that it would not actively bring those areas into production due to a decreased gold price and an unfavorable tax and regulatory regime in Vietnam.
Enmore Gold Property
The GR Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. Besra holds a 100% interest in one exploration license covering 158.76km2 and is earning an 80% interest in two exploration licenses covering 35.28km2. $550,000 of mine property costs were impaired related to GR Enmore in Australia during the quarter ended December 31, 2013. The management concluded that it would not actively bring the area into production due to a decreased gold price and unfavorable economic conditions of the Company.

13. Cash and Cash Equivalents

$ As at	Mar 31, 2014	Jun 30, 2013
Cash at banks and on hand	368,249	3,469,528
Short-term deposits	117,489	341,625
Restricted cash at banks	—	250,892
Total	485,738	4,062,045

Besra Gold Inc.	Page 10

Notes to the Interim Financial Statements
March 31, 2014

14. Tax and Other Receivables

$ As at	Mar 31, 2014	Jun 30, 2013
VAT and GST receivable	1,841,610	1,241,484
Deposits	136,466	446,859
Other receivables	31,238	26,012
Total	2,009,314	1,714,355

15. Inventories

$ As at	Mar 31, 2014	Jun 30, 2013
Doré bars and gold bullion	576,098	5,596,937
Gold in circuit	476,257	1,764,700
Ore in stockpiles	61,280	515,066
Mine operating supplies & spares	4,289,048	4,902,159
Obsolescence provision	(969,052)	(554,010)
Total	4,433,631	12,224,852

During the quarter ended March 31, 2014 the Company reassessed its methodology for obsolescence provision calculation to better reflect a realisable value of stock at balance date. All obsolescence provision relates to Company's mine operating supplies and spares.

16. Provisions

$	Asset retirement obligations	Employee entitlements	Other	Total
Balance at July 1, 2013	1,865,466	678,372	311,079	2,854,917
Arising during the period	640,108	285,464	257,544	1,183,116
Adjustment to ARO	(30,072)	—	—	(30,072)
Accretion	97,699	—	—	97,699
Utilization	(36,265)	(281,320)	(311,781)	(629,366)
Translation adjustment	—	(25,496)	(11,703)	(37,199)
Balance at March 31, 2014	2,536,936	657,020	245,139	3,439,095

Current	596,248	657,020	245,139	1,498,407
Non-current	1,940,688	—	—	1,940,688
Total	2,536,936	657,020	245,139	3,439,095
Asset Retirement Obligations
In accordance with Vietnamese and Malaysian law, land must be restored to its original condition. The Group recognized $2,812,451 in provisions before discount for this purpose in relation to its operations in Vietnam. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision relates to the costs that will be incurred. The provisions for asset retirement obligations are based on estimated future costs using information available at balance date. The provision has been calculated using a discount rate of 8 percent. The majority of rehabilitation is expected to occur progressively over the next 5 years. To the extent the actual costs differ from these estimates, adjustments will be recorded and the Consolidated Statement of Comprehensive Income may be impacted. No provision has been calculated for Bau due to its exploration stage.
Employee Entitlements
Employee entitlements include the value of excess leave entitlements allocated over the leave taken by the employees of the Group. These amounts are expected to be utilized as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Employee entitlements also include provisions for short-term incentive plan benefits.
Other
Other provisions mainly represent a provision for audit fees that relate to the period but for which the services are generally performed in a future period.

Besra Gold Inc.	Page 11

17. Tax and Trade Payables

$ As at	Mar 31, 2014	Jun 30, 2013
Taxes and government fees payable	17,197,991	12,685,228
Trade payables	12,624,700	10,832,636
Accruals and other payables	4,239,518	3,911,426
Total	34,062,209	27,429,290

18. Interest-Bearing Loans and Borrowings

$ As at	Mar 31, 2014	Jun 30, 2013
Non-current liabilities
Convertible notes	11,258,155	9,803,088
Gold-linked notes	18,062,754	16,645,179
Total non-current liabilities	29,320,909	26,448,267

Current liabilities
Current portion of convertible notes	7,224,765	5,353,217

Current portion of gold-linked notes	1,417,478	206,914
Secured bank loan	6,395,582	6,775,051
Short-term loan 12%	449,031	—
Total current interest bearing loans and borrowings	8,262,091	6,981,965

Total current liabilities	15,486,856	12,335,182

						Face Value
	Currency	Maturity	Interest Rate (%)	Number of Units	Unpaid interest incl default interest	Mar 31, 2014	Jun 30, 2013
Gold-linked notes (USD)	USD	May-15	8	13,131,898	1,146,324	16,729,967	16,729,967
Gold-linked notes (CAD)	CAD	May-15	8	7,567,264	299,983	4,319,856	4,319,856
9% CAD Convertible notes	CAD	Mar-14	9	5,142,679	499,914	6,356,499	6,356,499
8% CAD Convertible notes	CAD	Apr-15	8	15,000,000	1,025,380	15,000,000	15,000,000
8% USD Convertible notes	USD	May-15	8	1,469,000	100,418	1,469,000	1,469,000
Secured bank loans	USD	Feb-Jun-14	4.5-8	6,395,582	36,917	6,395,582	6,775,051
Short-term loan	USD	May-14	12	—	4,142	444,889	—
After balance date the Company received a notice to cure from Euro Pacific Capital Inc (“ Euro Pacific” ) on behalf of holders of its 9% unsecured convertible redeemable notes due 26 March 2014 (the “ Notes” ). Pursuant to the notice to cure, Euro Pacific has noted the Company in default for failure to pay the principal of CAD6,356,499 ($5,746,275 at March 31, 2014) plus outstanding interest of CAD476,716 ($430,951 at March 31, 2014) due on the Notes and has given 30 days for the Company to cure the default (see note 24).
Interest payments with regard the Convertible notes and Gold-linked notes of $1,577,132 due in November 2013 and March 2014 is currently in default for payment. During the quarter ended March 31, 2014 the default interest rates ranging from 4% to 6% were accrued in relation to the unpaid interest in the amount of $64,952 and in relation to the unpaid principal (9% CAD Convertible notes) in the amount of $11,021.
Besra is currently re-negotiating the terms of the loan to restructure the repayment of outstanding principal and interest. If sufficient funds are not raised within the 30-day cure period, or the note holders do not agree to a further extension based on a remedy proposal from the Company, the Directors may consider pursuing a formal restructuring under statutory protection from creditors (see note 24).

Besra Gold Inc.	Page 12

Notes to the Interim Financial Statements
March 31, 2014

Convertible Notes
At March 31, 2014

Convertible Notes	Conversion Rate per Unit	Total Shares on Conversion
9% CAD Notes	0.42	15,134,521
8% CAD Notes	0.50	30,000,000
8% USD Notes	0.51	2,880,392
The Convertible Note agreements require the Company to meet certain covenants, all of which had been met as at March 31, 2014, except as so non-payment of interest and principal as due. The convertible notes including the affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.
Short Term Loan
During the quarter ended March 31, 2014, the Company issued three-month secured promissory notes in an aggregate amount of US$444,889 to three lenders, one of whom is a director of the company. The issuance was approved by the board of directors with one director having declared his conflict of interest and having abstained from voting. 4,448,890 warrants are to be issued to the lending group to acquire common shares at an exercise price of US$0.05 expiring one year from the date of issuance, subject to all necessary regulatory and shareholders approvals, including the TSX. The loan is secured with a general security interest over the company's assets. Interest is payable at 12%. The carrying amount of the loan was $449,031 as at March 31, 2014 (nil as at June 30, 2013).
Secured Bank Loan
In December 2012, Phuoc Son Gold Company Limited entered into a loan agreement with a Vietnamese bank for a maximum borrowing of $4,750,000, to be drawn down as required. The loan term is twelve months from the date of principal drawdown to the date of repayment for each drawdown. The loan was due for repayment on February 8, 2014. In December 2013, Phuoc Son management filed an application with the bank to renew the loan. iI March 2014, the application was rejected by the bank. At balance date the loan was in default and negotiations between the local management and the bank are under way. The bank has filed a lawsuit with Phuoc Son district court which is currently pending. The interest rate for the original drawdown before February 8, 2014 was 8 percent per annum. An additional 4% of an overdue interest rate was applied on the overdue principal. The carrying amount of the loan was $4,750,000 as at March 31, 2014 ($5,000,000 as at June 30, 2013). The bank loan is secured over plant and equipment of Phuoc Son Gold Mining Company with a net carrying value $4.2m (Note 9).
On June 21, 2013, Phuoc Son Gold Company Limited entered into a new loan agreement with a Vietnamese bank for a maximum borrowing of $2,000,000. The new loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The drawdown could be exercised as required until June 30, 2014. The interest rate currently is 4.5% per annum and may be adjusted upon the notification of the bank. The carrying amount of the loan was $1,645,582 as at March 31, 2014 ($1,775,051 as at June 30, 2013). As at March 31, 2014 the earliest repayment date of the drawdowns is May 14, 2014 with an amount of $124,319.77. The bank loan is secured over plant and equipment of certain assets of Phuoc Son Gold Mining Company (Note 9).

19. Derivative Financial Liabilities

$ As at	Mar 31, 2014	Jun 30, 2013
Convertible notes - conversion option	25,000	154,850
Convertible notes vested warrants - conversion option	24,000	57,000
Gold-linked notes - gold price participation and put options	723,000	671,000
Total	772,000	882,850

Non-current portion	772,000	882,850
Total	772,000	882,850

Gold-Linked Note Derivatives
Gold-Linked Notes (Amended Gold Loan Notes)
The Gold Price Participation Agreement (GPPA) option and put option features of the Amended Gold Loan Notes are re-valued at each reporting date using the Binominal Lattice option pricing model. The GPPA option of the Amended Gold Loan Notes, a derivative liability of the Company, has a value of $126,000 at March 31, 2014 ($116,000 as at June 30, 2013). The put and call option components of the Amended Gold Loan Notes had no value at March 31, 2014 (both nil as at June 30, 2013).

Besra Gold Inc.	Page 13

Notes to the Interim Financial Statements
March 31, 2014

Gold-Linked Notes (Amended Convertible Notes)
Holders of the Amended Convertible Notes are entitled to participate in any increase in the gold price via an increase in the redemption price paid on the maturity date based on the prevailing gold price at the maturity date, May 6, 2015.
The GPPA option features of the amended convertible notes are re-valued at each reporting date using the Binominal Lattice option pricing model. The 2012 GPPA and call option components of the amended USD convertible notes, a derivative liability of the Company, had a value of $460,000 and nil, respectively, at March 31, 2014 ($423,000 and nil as at June 30, 2013). The GPPA and call option components of the amended CAD convertible notes, a derivative liability of the Company, had a value of $137,000 and nil, respectively, at March 31, 2014 ($132,000 and nil as at June 30, 2013).
Inputs used when valuing the Gold-Linked Notes, put and call option components were:

	Mar 31, 2014	Jun 30, 2013
Gold price per ounce ($)	1,292	1,204
Exercise price (put options) per ounce ($)	1,750	1,750
Term to maturity (years)	1.16	1.85
Expected gold volatility (%)	22	20
Annual risk rate (%)	25	23
Risk free rate (gold rate) (%)	0.3	1.7

In valuing the above derivatives management assumes that the default for payment of CAD principal and interest related to Convertible Notes and Gold-Linked Notes will be cured on June 30, 2014

Convertible Note Derivatives
Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars. The functional reporting currency of the Company is US dollars. As the exercise price of the stock underlying the warrants and conversion feature of the convertible notes denominated in Canadian dollars is not denominated in the Company's functional currency, the contractual obligations arising from the warrants and conversion feature meet the definition of derivatives under IFRS. They are re-valued at each reporting date using the Black-Scholes model for the warrants and a binomial option pricing model for the conversion option, with any change in valuation being recognized in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss).

20. Issued Capital and Reserves
Common Shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.
The movement in the capital stock of the Company for the nine months ended March 31, 2014 was as follows:

Common Shares	Number of Shares	Amount ($)
Balance at July 1, 2013	378,951,274	135,182,292
Shares canceled during the period	(170,000)	(30,752)
Balance at March 31, 2014	378,781,274	135,151,540
Stock Options
Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

Besra Gold Inc.	Page 14

Notes to the Interim Financial Statements
March 31, 2014

The following table provides a summary of the stock option activity for the nine months ended March 31, 2014 and the year ended June 30, 2013.

	March 31, 2014		June 30, 2013
CAD	Number of Options	Weighted Average Exercise Price CAD	Number of Options	Weighted Average Exercise Price CAD
Outstanding, beginning of the period	44,427,497	0.47	37,882,756	0.47
Expired	(544,233)	0.64	(5,727,671)	0.52
Outstanding, end of the period	43,883,264	0.40	44,427,497	0.40
Options exercisable at the end of the period	43,883,264	0.40	31,891,664	0.47
The following table summarizes information about the stock options outstanding as at March 31, 2014.

	Options Outstanding			Options Exercisable
Range of exercise price CAD	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price CAD	Number exercisable	Weighted average exercise price CAD
0.20 - 0.29	14,297,500	3.49	0.24	14,297,500	0.24
0.30 - 0.39	4,470,000	3.01	0.33	4,470,000	0.33
0.40 - 0.49	10,717,184	1.71	0.41	10,717,184	0.41
0.50 - 0.59	9,285,558	2.63	0.52	9,285,558	0.52
0.60 - 0.69	2,350,000	1.47	0.60	2,350,000	0.60
0.70 - 0.79	2,763,022	1.88	0.72	2,763,022	0.72
	43,883,264		0.40	43,883,264	0.40
During the nine months ended March 31, 2014, no options were issued to directors, officers, employees and consultants of the Company.
Warrants
The following table summarizes warrant activity for the nine month period ended March 31, 2014 and the year ended June 30, 2013.

	March 31, 2014		June 30, 2013
	Number of Options	Weighted Average Exercise Price CAD	Number of Options	Weighted Average Exercise Price CAD
Outstanding , at the beginning of the period	36,837,962	0.75	39,508,908	0.75
Granted	4,448,889	0.05	—	—
Expired	(17,547,616)	0.50	(2,670,946)	2.31
Balance at March 31, 2014	23,739,235	0.80	36,837,962	0.75
In February 2014, the Company issued three-month secured promissory notes in an aggregate amount of US$444,889 to three lenders, one who is a director of the company. 4,448,889 warrants were issued to the lending group to acquire common shares at an exercise price of US$0.05 expiring one year from the date of issuance, subject to all necessary regulatory and shareholders approvals, including the TSX.
Reserves
The changes in reserves for the nine months ended March 31, 2014 was as follows:

$	Broker warrants	Foreign currency translation	Equity-based compensation reserve	Investment premium reserve	Other reserves	Total
Balance at July 1, 2013	1,418,045	(2,513,078)	15,036,349	(19,639,773)	(93,627)	(5,792,084)
Share-based payments	—	—	425,462	—	—	425,462
Balance at March 31, 2014	1,418,045	(2,513,078)	15,461,811	(19,639,773)	(93,627)	(5,366,622)
Broker Warrants
This reserve represents broker warrants associated with the 9 percent CAD Convertible Note that was issued in March 2010, the 8 percent CAD Convertible Note that was issued in April 2011 and the 8 percent USD Convertible Note that was issued in May 2011.
Foreign Currency Translation
This reserve originated on January 1, 2009 when the Company changed from reporting in CAD to USD and represents accumulated translation differences on balance sheet translation.

Besra Gold Inc.	Page 15

Notes to the Interim Financial Statements
March 31, 2014

Equity-Based Compensation Reserve
This reserve records movements in share-based compensation.
Investment Premium Reserve
This reserve represents the premium paid on acquisition of a greater equity interest in North Borneo Gold Sdn Bhd.
Other Reserves
This reserve originated in 2009 and represents the tax recovery on expiry of warrants.

21. Share-Based Compensation
No new options were issued during the nine months ended March 31, 2014.
The total share-based compensation expense recognized for stock options during the three and nine-month periods ended March 31, 2014 is $89,266 and $425,462 (three and nine-month periods ended March 31, 2013 - $468,578 and $1,734,118).
Equity settled share-based payments are valued at grant date using a Black Scholes model.
Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

22. Related Party Disclosure
The Interim Financial Statements include the financial statements of Besra Gold Inc. and the subsidiaries listed in the following table:

		% equity held as at
Name	Country of Incorporation	Mar 31, 2014	Jun 30, 2013
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Kadabra Mining Corp.	Philippines	100	100
Besra Vietnam Ltd (formerly Olympus Pacific Minerals Vietnam Ltd)	Vietnam	100	100
Besra NZ Limited (formerly OYMNZ Ltd)	New Zealand	100	100
Besra Labuan Ltd (formerly Olympus Pacific Minerals Labuan Ltd)	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	85.61	85.61
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100
Compensation of the key management personnel of the Group was as follows:

	Three months ended		Nine months ended
$	Mar 31, 2014	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
Management fees and salary	435,669	820,689	1,454,729	2,196,269
Share-based compensation	58,110	364,416	285,114	1,230,344
Total compensation of key management	493,779	1,185,105	1,739,843	3,426,613
The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to the key management personnel.

Besra Gold Inc.	Page 16

Notes to the Interim Financial Statements
March 31, 2014

Directors' Interest in the Stock Option Plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	Mar 31, 2014	Jun 30, 2013
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Jun-10	Apr-15	0.42	1,500,000	1,500,000
Jun-10	Apr-15	0.60	1,500,000	1,500,000
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Sept-11	Sept-16	0.53	751,599	751,599
Jan-12	Jan-17	0.42	1,250,000	1,250,000
Feb-12	Feb-17	0.52	3,472,872	3,472,872
Mar-12	Mar-17	0.33	3,015,000	3,015,000
May-12	May-17	0.32	150,000	150,000
Mar-13	Mar-18	0.24	2,425,000	2,425,000
Total			17,206,467	17,206,467
Directors' Interest in the Deferred Share Units Plan
Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.

		Value of Units Outstanding ($)
Award year	Units	Mar 31, 2014	Jun 30, 2013
2008	116,667	5,454	5,542
2009	120,690	5,642	5,733
Total of deferred share units outstanding	237,357	11,096	11,275
In 2008 the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as DSUs whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan. The DSU are paid out in cash upon retirement/resignation. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in directors fees in the period of the change. Total DSUs outstanding as at March 31, 2014 were 237,357 units. Liabilities related to this plan are recorded in accrued liabilities and totaled $11,096 as at March 31, 2014 (as at June 30, 2013 - $11,275). The DSU plan was discontinued for new grants in 2010.
Short-Term Loan
During the quarter ended March 31, 2014, the Company issued three-month secured promissory notes in an aggregate amount of US$444,889 to three lenders, one of whom is a director of the company. As at March 31, 2014, the loan from a director including the unpaid interest amounted to $135,755 (nil as at June 30, 2013). 1,357,550 warrants are to be issued to a director to acquire common shares at an exercise price of US$0.05 expiring one year from the date of issuance, subject to all necessary regulatory and shareholders approvals, including the TSX.
Companies Controlled by Management
Management compensation incurred on behalf of the Company was paid to companies controlled by officers of the Company. The companies that were paid for management compensation include the following:

Company name	Name	Position
Orangue Holdings Limited	David Seton	Executive Chairman
Dason Investments Limited	David Seton	Executive Chairman
Bolt Solutions Corporation	Darin Lee	Chief Operating Officer
Jura Trust Limited	John Seton	Chief Executive Officer
Whakapai Consulting Ltd	Jane Bell	Chief Financial Officer (resigned April 30, 2014)
Lloyd Beaumont No. 2 Trust	Paul Seton	Chief Commercial Officer

Besra Gold Inc.	Page 17

Notes to the Interim Financial Statements
March 31, 2014

23. Commitments, Contingencies and Contractual Obligations

Balance at March 31, 2014
Payment Due ($)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Operating leases	472,338	223,102	118,009	58,323	58,323	14,581
Purchase obligations - supplies & services	3,478,794	3,478,794	—	—	—	—
Purchase obligations - capital	331,294	331,294	—	—	—	—
Acquisition of interest in North Borneo Gold Sdn Bhd	7,750,000	2,750,000	4,000,000	1,000,000	—	—
Asset retirement obligations	2,536,935	596,248	1,085,630	724,141	130,916	—
Total	14,569,361	7,379,438	5,203,639	1,782,464	189,239	14,581
In the normal course of business, the Group is subject to various legal claims. Provisions are recorded where claims are likely and estimable.
Acquisition of Interest in NBG
In 2010 the Company entered into an agreement with Gladioli Enterprises SDN BHD, as amended on May 20, 2011 and January 20, 2012 and amended and restated on May 12, 2013, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd (NBG) by September 2015, subject to payments to be made in several tranches of $7,750,000 in total. The tranche 4a and 4b (first part) which were due on December 2, 2013 and March 3, 2014 were unpaid at March 31, 2014 and amounted to $1,850,000.
Contingencies
Legal Actions
At balance date Besra faced various legal proceedings and claims with respect to failure in paying suppliers. There can be no assurance that the company will be able to successfully resolve these actions. If the company is unable to raise funds to settle these claims, there exists the possibility of an adverse impact on the company's future cash flows, results of financial performance and to continue as a going concern. Where possible the company has entered into negotiations regarding settlement of these matters.
Tax Disputes
In 2013 the Company disputed tax claims by the Vietnam General Department of Customs ("GDC") against Phuoc Son Gold Company ("PSGC") and Bong Mieu Gold Mining Company ("BMGMC"), Besra’s two operating gold companies in Vietnam. The GDC has made an assessment that PSGC and BMGMC should pay a total of approximately 250 billion Vietnamese dong (approximately $12,000,000) in export duties. In April 2014, Besra received formal notification from Vietnam Ministry of Finance that export tax assessment against Bong Mieu Gold Mining Company and Phuoc Son Gold Mining Company has been repealed.
Capcapo Gold Property
The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation (“PhilEarth”) (a Philippine company in the process of incorporation in which the Company will hold a 40% interest) in respect of the Capcapo Gold Property in the Northern Philippines.
Pursuant to the terms of the joint venture agreement, the Company, in consortium with PhilEarth, has an option to acquire up to a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. The Company paid to AMIC $300,000 upon the signing of the joint venture agreement, is required to pay a further $400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of The Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a
In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3% of the gross value of production from the Capcapo Gold Project or 6% of the annual profit of the joint venture corporation.
Finally, the Company is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment

Besra Gold Inc.	Page 18

Notes to the Interim Financial Statements
March 31, 2014

to AMIC consists of a $2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of $5,000,000, whichever is of lesser value.

24. Events After Balance Date
In 2013 the Company disputed tax claims by the Vietnam General Department of Customs ("GDC") against Phuoc Son Gold Company ("PSGC") and Bong Mieu Gold Mining Company ("BMGMC"), Besra’s two operating gold companies in Vietnam. The GDC had made an assessment that PSGC and BMGMC should pay a total of approximately $12 million in export duties. In April 2014, Besra received formal notification from Vietnam Ministry of Finance that the export tax assessments against Bong Mieu Gold Mining Company and Phuoc Son Gold Mining Company has been repealed.
After balance date the Company received a notice to cure from Euro Pacific on behalf of holders of its 9% unsecured convertible redeemable notes due 26 March 2014. Pursuant to the notice to cure, Euro Pacific has noted the Company in default for failure to pay the principal of CAD6,356,499 ($5,720,849 at March 31, 2014) plus outstanding interest of CAD476,716 ($429,044 at March 31, 2014) due on the Notes and has given 30 days for the Company to cure the default. The cure period as set out in the notice to cure Euro Pacific delivered to the Company expired on 7 May 2014 and the Company was unable to cure the default. The Company has not received notice of any legal action nor is not aware of any pending legal action in this respect. Besra is currently in discussions with the Investor Representative, Euro Pacific, over potential restructuring of the notes. If the note holders do not agree to a restructuring or extension, the Directors may consider pursuing a formal restructuring under statutory protection from creditors.
In Vietnam, the company is expecting to shortly receive formal approval from the Quang Nam taxation department for a two year deferral of Bong Mieu tax payments, owing to hardship caused by typhoon damage late last year. A similar separate application has also been made on behalf of Phuoc Son, although a response on that matter is expected at a later date.

Besra Gold Inc.	Page 19

Board of Directors and
Senior Officers
Board of Directors
David A. Seton
Executive Chairman
Kevin M. Tomlinson
Deputy Chairman and Lead Independent Director
Leslie G. Robinson
Independent Director
N. Jon Morda
Independent Director
Senior Officers
David A. Seton
Executive Chairman
John A. G. Seton
Chief Executive Officer
S. Jane Bell (resigned April 30, 2014)
Chief Financial Officer
Darin M. Lee
Chief Operating Officer
Paul F. Seton
Chief Commercial Officer
Jeffrey D. Klam
General Counsel & Corporate Secretary

Corporate Information
Corporate Office
Besra Gold Inc.
Suite 500, 10 King Street East
Toronto, Ontario
Canada M5C 1C3

Telephone: 416 572 2525
Toll-Free: 888 902 5522
Facsimile: 416 572 4202
info@besra.com
www.besra.com

Stock Exchange Listings
Toronto Stock Exchange: BEZ
Australian Securities Exchange: BEZ
OTCQX : BSRAF
Inquiries relating to shareholdings should
be directed to the Transfer Agent
Transfer Agent
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario
Canada M5J 2Y1
Toll-Free: 800 564 6253 (North America)
Toll-Free: 514 982 7555 (International)
service@computershare.com
www.computershare.com

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067, Australia
Telephone: 61 3 9415 5000
Fax: 61 3 9473 2570
Investor enquiries: 1300 850 505
www.computershare.com
Auditors
Ernst & Young LLP
Chartered Accountants
222 Bay Street, P.O. Box 251
Toronto, Ontario
Canada M5K 1K7
Telephone: 416 864 1234
Facsimile: 416 864 1174